CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2003

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

UPM-Kymmene Corporation Stock Exchange Release May 20, 2003 at 9:30

UPM-Kymmene signs a letter of intent in China

Changshu project constantly reviewed

UPM-Kymmene Corporation has signed a letter of intent to establish a joint venture company in Zhanjiang, Guangdong Province, in China. The task of the joint venture company will be to investigate and make preparations for wood supplies for a possible future pulp mill.

In the first phase the company will concentrate on forestry operations in Zhanjiang region. The total cost of this will be USD 44 million, of which UPM-Kymmene’s share of USD 20 million will be spread over many years.

Besides UPM-Kymmene the joint venture parties will be China Fuxing Pulp and Paper Co. Ltd and Guangdong Finance Investment (Holding) Corporation Ltd. UPM-Kymmene and China Fuxing Pulp and Paper each will have a 45% share and Guangdong Finance Investment (Holding) 10% share in the joint venture. China Fuxing Pulp and Paper Co. Ltd is a state-owned investment company for pulp and paper industry, while Guangdong Finance Investment (Holding) Corporation Ltd is an investment company owned by the Guangdong provincial authorities.

The decision on the pulp mill will be made separately. The decision and the timetable will depend on the progress made in the forestry operations. The project is subject to the approval of relevant Chinese government authorities.

UPM-Kymmene constantly reviews the status of the Changshu project

As the large-scale implementation of the Changshu fine paper machine project may prove difficult due to the SARS epidemic, UPM-Kymmene will constantly monitor and review the project status and will not make financial or time commitments to the project until further notice.

For further information please contact:

Forestry project: Mr Heikki Sara, Executive Vice President,

Strategic Development, UPM-Kymmene, tel. +358 204 15 0040

Changshu: Mr Jussi Pesonen, Senior Executive Vice President & COO,

UPM-Kymmene, tel. +358 204 15 0582

UPM-Kymmene Corporation

Pirkko Harrela

Vice President, Corporate Communications

DISTRUBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations